UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FPSO P-75 in Buzios field
1st oil November 2018
PETROBRAS 75

Petrobras’ performance 2Q19

PETROBRAS

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Results Conference Call and Webcast – August 2, 2019

Portuguese: 10:00 hs Rio de Janeiro / 9:00 hs New York / 14:00 hs United Kingdom

Brazil: +55 11 3181-8565 or +55 11 4210-1803

USA: +1 412 717-9627

United Kingdom: +44 20 3795-9972

English: 11:30 hs Rio de Janeiro / 10:30 hs New York / 15:30 hs United Kingdom

Brazil: +55 11 3181-8565 or +55 11 4210-1803

USA: +1 412 717-9627

United Kingdom: +44 20 3795-9972

Disclaimer

These presentations may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company and therefore, the future results of the Company's operations may differ from current expectations and the reader should not rely exclusively The Company does not undertake to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 2019 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

MESSAGE FROM THE CEO

Petrobras had a good financial performance in 2Q19, although we benefited from external factors beyond our control, such as oil prices, the BRL/USD exchange rate and crack spreads, and non-recurring events, such as assets divestments.

Accounting net income excluding non-recurring factors was US$ 1.3 billion and operating cash flow reached US$ 5.2 billion. Advances in pre-salt exploration, with lower lifting cost (US$ 6/boe) and better quality of oil, allowed adjusted EBITDA per barrel of oil equivalent (boe) in the exploration & production (E&P) business to reach US$ 33.50 in 2Q19 against US$ 29.50 last year, despite the drop in average Brent oil prices from US$ 71.0 to US$ 68.8.

Our gross debt (including the effects of IFRS 16) remains at a high level, at US$ 101.0 billion, with leverage ratios ranging from 2.5x to 3.0x, depending on the metric used. Petrobras is still facing excessive financial leverage for a commodity producer which is therefore exposed to price and, consequently, cash flow volatility. Financial charges still consume around 40% of operating cash flows, which evidences the need for divestments to reduce debt.

On the other hand, we ended the quarter with a net debt of US$ 83.7 billion, which evidences an excessive cash position, of US$ 17.4 billion as of June 30. 2019. This was due to the fact that the proceeds from the sale of TAG were received in the last days of June. Granted, this is just a snapshot taken on a given day and the excess cash is being used, our goal being to maintain a cash position of US$ 6.6 billion given the availability of revolving credit facilities. Thus, gross debt is expected to decline in 3Q19.

For the sake of transparency and efficiency in capital allocation, we revised 2019 capex budget from US$ 16 billion to a range of US$ 10 to US$ 11 billion. It is worth emphasizing that these figures do not include estimates relative to the amounts to be invested in exploration blocks bid rounds in this semester, including those related to the Transfer of Rights excess barrels, for which, after several years of negotiations, we have quickly reached an agreement with the Federal Government.

Return on capital employed so far is hovering around 8%, which evidences the imperative need for initiatives to improve capital allocation.

The year has been very intense in what regards the implementation of our transformational agenda based on our five strategic pillars.

Divestments totaled US$ 15 billion by the end of July, notably TAG and BR Distribuidora - the first capital market privatization in Brazilian history - and mature oil fields. We still have a 37.5% stake in BR's capital, which in the future we intend to sell partially or wholly. Meanwhile, we will benefit as shareholders from BR's enormous value creation potential with the flexibility that a private company possesses.

The divestment of mature fields, with low productivity and high lifting costs and for which we are not the natural owners, offers excellent opportunities for high returns for Petrobras. Simultaneously, their revitalization by the new owners fosters investments and job creation, with a positive impact on economic activity.

In 27 days, between June and July, at our initiative, we have signed two agreements with CADE (the Brazilian anti-trust authority) that enable the opening for competition of two important markets, refining and natural gas.

Petrobras has committed to sell 8 refineries, half of its refining capacity. The first package of 4 refineries (RNEST, RLAM, REPAR and REFAP) has already advanced to the non-binding phase and the teasers for the second package (REMAN, LUBNOR, REGAP and SIX) will be launched next month.

We are firmly committed to completely disengage from the natural gas transportation and distribution business and to reduce our share of purchases to less than 50%, thereby focusing on exploration and production.

We need midstream asset services, but we don't need to own them. The idea is to be an asset-light company in the midstream and a world class asset-heavy company in oil and gas exploration and production, maximizing the return on every dollar invested.

We are gradually managing to eliminate our participation in businesses that bled Petrobras' cash for several years. We have closed an agreement with the Uruguayan Government for the return of gas distribution concessions - Montevideo Gas and Conecta - which had required fifteen capital injections in fifteen years, consuming US$ 200 million.

With a divestment program already crafted, the priority going forward will be the structuring and execution of transactions.

The voluntary dismissal program – focused on retirees and employees eligible for retirement - had 1,560 enrollments by the end of July, and several employees are in the process of leaving the company.

The search for lower costs continued with the rationalization of office space, which is allowing the release of rented buildings, the closing of offices outside Brazil (New York, Mexico City, Libya, Angola, Tanzania, Nigeria, Turkey, Tokyo) and a sharp reduction in the Houston office. At the same time, we are decreasing the number of expatriates, whose cost is relatively high. Several other initiatives are underway, and together they shall result in significant cost cuts over time.

We are creating an executive directorship for Digital Transformation, which will be instrumental in the centralization of efforts to modernize our information technology infrastructure, coordinate and strengthen initiatives for the intensive deployment of artificial intelligence. Digital transformation will be a powerful lever for the achievement of productivity gains and cost reduction.

Petrobras University is undergoing a strategic repositioning to become an effective corporate university with activities strictly aligned to our transformational agenda. We are in the stage of signing partnerships with both the University of Chicago Booth School of Business and UFMG’s Department of Computer Science for trainings related to leadership, innovation, finance and artificial intelligence.

Our focus in health and safety is bearing fruits. TRI (total recordable injuries frequency rate) has dropped to 0.88, below both the oil and gas industry’s average and our own alert limits, while in parallel we are successfully reverting the upward trend in fuel thefts, the so-called underground derivations. After peaking at 261 thefts in 2018, in the first seven months of this year we have a frequency of 174 thefts (in annualized terms), even before the implementation of the Pró-Dutos (Pro-pipes) program.

We are very confident that the rigorous implementation of our transformational agenda has the capacity to eliminate in the future the performance gap that separate us from the best global oil companies and to create substantial value for our shareholders.

Highlights of 2Q19 results:

▪	Adjusted EBITDA of US$ 8.3 billion, 14% higher than 1Q19, reflecting the increase in Brent prices and the appreciation of the dollar against the real, which led to higher oil prices.
▪	The Company posted net income of US$ 4.8 billion, 4.5 times the previous quarter’s net income, mainly due to the conclusion of the TAG sale.
▪	Excluding the effects of non-recurring items, the Company's net income would be US$ 1.3 billion and adjusted EBITDA US$ 8.5 billion.
▪

As we expect higher net income for fiscal year 2019, the Board of Directors approved the anticipated distribution to shareholders in the form of interest on equity (JCP) in the amount of R$ 2.6 billion, equivalent to R$ 0.20 per common and preferred share, two times the amount of the previous quarter.

▪

Free cash flow was positive for the seventeenth consecutive quarter, totaling US$ 2.9 billion. This result was due to the improved operating cash flow, for the same reasons that positively impacted EBITDA, and the reduction in investments relative to 1Q19.

▪

In 2Q19, net debt continued its downward trend, ending the quarter at US$ 83.7 billion, a decrease of US$ 11.9 billion compared to 1Q19. In the quarter, we amortized US$ 2.2 billion, and new funding amounted to US$ 488 million only.

▪

In 2Q19, adjusted net debt / LTM Adjusted EBITDA * ratio fell to 2.71 in 1Q19, when applying the effects of IFRS 16 for the whole LTM Adjusted EBITDA period in 2018. If those effects are eliminated, the ratio would have been 1.89 in 2Q19.

▪

In order to reduce risks associated to contingencies, we recognized in 2Q19 expenses amounting to US$ 0.3 billion to settle tax and environmental disputes that totaled a potential exposure of roughly US$ 1.6 billion. These expenses are related to the ICMS tax amnesty program in the states of Bahia and Ceará (expense of US$ 94 million for an exposure of US$ 470 million) and environmental expenses refer to compliance with environmental licensing conditions for Comperj (US$ 207 million expense for an exposure of approximately US$1.2 billion).

▪

As a result of the BR Distribuidora’s follow-on, we are presenting in this report BR Distribuidora's operations as discontinued operations. For 3Q19, we estimate a pre-tax capital gain of US$ 3.6 billion (including the US$ 1.9 billion remeasurement gain).

Table 1 - Main Items and Consolidated Economic Indicators

US$ million	2Q19	1Q19	2Q18	1H19	1H18	2Q19 x 1Q19	2Q19 x 2Q18	1H19 x 1H18
Sales revenues	18.502	18.803	20.753	37.305	40.355	(1,6)	(10,8)	(7,6)
Gross profit	7.702	6.590	8.406	14.292	16.193	16,9	(8,4)	(11,7)
Operating expenses	2.183	-2.999	-3.824	-816	-6.262	173,0	157,0	87,0
Consolidated net income attributable to the shareholders of Petrobras	4.811	1.070	2.794	5.881	4.939	349,6	72,2	19,1
Recurring consolidated net income attributable to the shareholders of Petrobras*	1.315	1.237	3.042	2.552	4.652	6,3	(56,8)	(45,1)
Net cash provided by operating activities	5.226	4.710	7.100	9.936	13.950	11,0	(26,4)	(28,8)
Free cash flow	2.874	2.897	4.305	5.771	8.111	(0,8)	(33,2)	(28,8)
Adjusted EBITDA	8.326	7.294	8.340	15.620	16.284	14,1	(0,2)	(4,1)
Recurring adjusted EBITDA *	8.517	7.674	8.619	16.191	16.706	11,0	(1,2)	(3,1)
Gross debt (US$ million)	101.029	106.007	91.712	101.029	91.712	(4,7)	10,2	10,2
Gross debt excluding IFRS 16 (US$ million)	75.527	78.810	91.516	75.527	91.516	(4,2)	(17,5)	(17,5)
Net debt (US$ million)	83.674	95.525	73.662	83.674	73.662	(12,4)	13,6	13,6
Net Debt excluding IFRS 16** (US$ million)	58.172	68.328	73.466	58.172	73.466	(14,9)	(20,8)	(20,8)
Net Debt/LTM Adjusted EBITDA (x)**	2,71	3,10	2,79	2,71	2,79	(12,6)	(2,9)	(2,9)
Net Debt/LTM Adjusted EBITDA excluding IFRS 16 (x)**	1,89	2,21	2,79	1,89	2,79	(14,8)	(32,3)	(32,3)
Average commercial selling rate for U.S. dollar	3,92	3,77	3,61	3,85	3,42	4,0	8,6	12,6
Brent crude (US$/bbl)	68,82	63,20	74,35	66,01	70,55	8,9	(7,4)	(6,4)
Crude Oil sales price (US$/bbl)	64,79	59,05	67,75	62,01	64,99	9,7	(4,4)	(4,6)
Domestic basic oil products price (US$/bbl)	78,53	73,65	81,00	76,11	79,95	6,6	(3,1)	(4,8)
TRI (toral recordable injuries per million men-hour frequency rate)	0,88	1,02	1,06	0,88	1,06	(0,1)	(0,2)	(0,2)
Adjusted Return on Capital Employed (without IFRS 16) - %***	7,83	8,40	5,30	7,83	5,30	(0,1)	0,5	0,5

1

*	See reconciliation of Net income and Recurring Adjusted EBITDA and IFRS 16 effects in the Non-recurring Items section.
**	See IFRS effects in Adoption of IFRS 16 section.
***	Index calculated based on Brazilian reais numbers.

Consolidated Results

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the Brazilian real-denominated results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period. For detailed information about foreign exchange translation effects on the Company’s income statement, see item VII “Foreign Exchange Translation Effects on Results of Operations of 2Q 2019”.

Table 2 - Net Revenues

US$ million	2Q19	1Q19	2Q18	1H19	1H18	2Q19 X 1Q19	2Q19 X 2Q18	1H19 X 1H18
Diesel	5.949	5.419	5.871	11.368	10.572	9,8	(7,7)	7,5
Diesel subsidy	0	0	149	0	149	-	(100,0)	-
Gasoline	2.598	2.347	3.140	4.945	5.967	10,7	(25,3)	(17,1)
Liquefied petroleum gas (LPG)	1.090	1.010	1.120	2.100	2.276	7,9	(9,8)	(7,7)
Jet fuel	946	978	945	1.924	1.933	(3,3)	3,5	(0,5)
Naphtha	475	420	543	895	1.115	13,1	(22,7)	(19,7)
Fuel oil (including bunker fuel)	259	286	231	545	524	(9,4)	23,8	4,0
Other oil products	832	835	885	1.667	1.787	(0,4)	(5,6)	(6,7)
Subtotal Oil Products	12.149	11.295	12.884	23.444	24.323	7,6	(12,3)	(3,6)
Natural gas	1.417	1.516	1.280	2.933	2.520	(6,5)	18,4	16,4
Renewables and nitrogen products	62	79	78	141	165	(21,5)	1,3	(14,5)
Revenues from non-exercised rights*	169	165	130	334	362	2,4	26,9	(7,7)
Electricity	162	497	520	659	873	(67,4)	(4,4)	(24,5)
Services, agency and others	178	329	346	507	813	(45,9)	(4,9)	(37,6)
Total domestic market	14.137	13.881	15.238	28.018	29.056	1,8	(8,9)	(3,6)
Exports	3.937	3.857	3.858	7.794	7.909	2,1	0,0	(1,5)
Sales abroad	428	1.065	1.657	1.493	3.390	(59,8)	(35,7)	(56,0)
Total foreign market	4.365	4.922	5.515	9.287	11.299	(11,3)	(10,8)	(17,8)
Total	18.502	18.803	20.753	37.305	40.355	(1,6)	(9,4)	(7,6)

2

Sales revenue totaled US$ 18.5 billion in 2Q19, 1.6% lower than 1Q19. This reduction is explained by foreign exchange translation effects. In Brazilian reais, sales revenues increased 2.4%, mainly as a result of: (i) the increase in international oil prices and the appreciation of the dollar against the Brazilian real, which averaged 9.0% and 4.0% above the previous quarter, respectively, resulting in higher diesel and gasoline sales prices (US$ 539 million); (ii) the improvement in gasoline crack spreads and naphtha prices; (iii) higher diesel and LPG sales volumes in Brazil, due to seasonality (US$ 0.4 billion) and; (iv) higher export revenues reflecting higher commodity prices (US$ 80 million).

These positive results were partially offset by the reduction in sales from the international units (US$ 637 million), as a result of the sale of the Pasadena refinery and the distribution business in Paraguay, and the reduction in electricity sales revenues (US$ 335 million), reflecting lower prices due to improved hydrological conditions.

The increase in oil production in 2Q19 has not yet been reflected in revenues, with 73 kbpd remaining as ongoing exports, which will be recognized in 3Q19.

*	Revenues from non-exercised rights from clients in take or pay and ship or pay contracts

Table 3 - Cost of Sales

US$ million	2Q19	1Q19	2Q18	1S19	1S18	2Q19 x 1Q19	2Q19 x 2Q18	1H19 x 1H18
Raw materials and resale products	-3.711	-4.165	-4.885	-7.876	-8.441	11,0	24,0	7,0
Depreciation, depletion and amortization*	-3.015	-3.140	-2.830	-6.155	-5.900	4,0	-7,0	-4,0
Government participation	-2.605	-2.398	-3.033	-5.003	-5.507	-9,0	14,0	9,0
Materials and third-party services**	-636	-1.670	-720	-2.306	-2.501	62,0	12,0	8,0
Personnel expenses	-833	-840	-879	-1.673	-1.813	1,0	5,0	8,0
Total	-10.800	-12.213	-12.347	-23.013	-24.162	12,0	13,0	5,0

3

Cost of goods sold totaled US$ 10.8 billion in 2Q19, a decrease of US$ 1.4 billion over 1Q19. As in revenues, the increase in production was not reflected in results, due to lower participation of Brazilian oil in the sales of products, alongside ongoing exports, contributing to lower costs with materials.

Additionally, there was a reduction related to the conclusion of divestments of international units (Pasadena and Paraguay), in the amount of US$ 0.38 billion. We also had lower costs with natural gas imports (US$ 0.3 billion) due to lower volumes and the optimization of supply costs due to the higher share of LNG imports at lower costs, in the sales mix.

On the other hand, the increase in international commodity prices and the depreciation of the Brazilian real resulted in higher government take of approximately US$ 200 million.

Table 4 -Operating Expenses

US$ million	2Q19	1Q19	2Q18	1H19	1H18	2Q19X 1Q19	2Q19 X 2Q18	1H19 x 1H18
Selling, General and Administrative Expenses	-1.494	-1.467	-1.663	-2.961	-3.320	-1,8	10,2	10,8
Selling expenses	-935	-903	-1.106	-1.838	-2.161	-3,5	15,5	14,9
Materials, third-party services, rent and other related costs	-740	-686	-761	-1.426	-1.576	-7,9	2,8	9,5
Depreciation, depletion and amortization	-142	-136	-35	-278	-92	-4,4	-305,7	-202,2
Allowance for expected credit losses	2	-29	-258	-27	-388	106,9	100,8	93,0
Employee compensation	-55	-52	-52	-107	-105	-5,8	-5,8	-1,9
General and administrative expenses	-559	-564	-557	-1.123	-1.159	0,9	-0,4	3,1
Employee compensation	-359	-369	-366	-728	-747	2,7	1,9	2,5
Materials, third-party services, rent and other related costs	-153	-153	-170	-306	-354	0,0	10,0	13,6
Depreciation, depletion and amortization	-47	-42	-21	-89	-58	-11,9	-123,8	-53,4
Exploration costs	-100	-174	-162	-274	-298	42,5	38,3	8,1
Research and development expenses	-146	-138	-164	-284	-316	-5,8	11,0	10,1
Other taxes	-66	-93	-94	-159	-234	29,0	29,8	32,1
Other income and expenses, net	3.989	-1.127	-1.741	2.862	-2.094	453,9	329,1	236,7
Total	2.183	-2.999	-3.824	-816	-6.262	172,8	157,1	87,0

In 2Q19, selling, general and administrative expenses totaled US$ 1.5 billion, an increase of 1.8% over 1Q19, mainly due to the increase in logistics expenses for the use of TAG (US$ 63 million) pipelines - given that we began to pay for the use of the pipelines after the sale of 90% of our stake in June -, and higher personnel expenses due to the payment of variable compensation and vacations’ concentrations in the 1Q19.

Exploration costs in 2Q19 were US$ 100 million, a reduction of US$ 74 million in relation to 1Q19, as a result of lower expenses with dry wells.

Operating revenues totaled US$ 2.2 billion in 2Q19, compared to operating expenses of US$ 3.0 billion in 1Q19. This result reflects capital gains of US$ 5.5 billion with the sale of TAG, as well as the lower provision for losses with lawsuits (US$ 142 million), besides gains with reimbursements of US$ 79 million related to the Car Wash operation. The sales of Pampo and Enchova cluster and Baúna fields for US$ 1.5 billion allowed for a reversal of previous impairments in the amount of US$ 494 million.

Below we present details on 2Q19 impairments.

*	Since 2019, the Company adopted the IFRS 16 prospectively and brought impacts in depreciation. For more information, see financial results report, footnote 3.1, and Adoption of IFRS 16 section.
**	Includes short term leases (equal or less to 12 months) and inventory variation.

Table 5 - Impairment

Consolidated - US$ million
Asset by nature	Impairment	Segment	Details
E&P Brazil production fields in disposal process	494	Exploration and Production Brazil

After approval of the sale of Pampo and Enchova (10 concessions), the recoverability of the carrying amount of these assets was tested considering the net fair value of selling expenses, resulting in a reversal of loss.

Comperj	-233	RTC, Brasil	Investments with environmental licensing, resulting from conduct adjustment agreement to terminate the public civil action that questions the environmental licensing of COMPERJ
Drillship NS-30 (Vitória 10.000)	-174	RTC, Brasil	After approving the sale of the asset, the difference between the expected sale value and the book value of the asset was determined.
Parque das Baleias	-109	Exploration and Production Brazil	Review of the composition of the Parque das Baleias cluster, excluding the Cachalote and Pirambu Fields, which were individually tested.
Others	2	Others
Total	-20

Impairment tests were carried out in 2Q19, motivated by the approval of the sale of the assets of Pampo and Enchova cluster and the drillship NS-30. In the first case, the net fair value of the sales expenses was considered, resulting in a reversion of impairment. In the second case, the impairment occurred as a result of the difference between the asset’s sale expected value and its book value.

Regarding Comperj, given that there is no expectation of future cash flows that return the respective investments, additional losses were recognized. In this quarter, the impairment amount was higher due to the signing of a conduct adjustment agreement to terminate public civil actions that challenge the compliance with the conditions in Comperj's environmental licensing process.

Finally, there was a revision in the composition of the Parque das Baleias cluster. The Cachalote and Pirambu fields were excluded and started to be individually tested, leading to the recognition of impairment losses.

The non-scheduled maintenance of P-25 (Albacora) and FPSO Cidade de Mangaratiba (Lula) and the idleness of P-37 and P-33 (Marlim) increased expenses in US$ 65 million in 2Q19.

Adjusted EBITDA

In 2Q19, consolidated Adjusted EBITDA reached US$ 8.3 billion, up 14% from US$ 7.3 billion in 1Q19, due to the increase in Brent prices and the appreciation of the dollar against the real - which resulted in higher oil products prices -, the gains from inventories built at lower costs in the previous period, higher diesel sales volumes and better margins on gasoline, naphtha and natural gas.

The adjusted E&P EBITDA /boe metric has been consistently improving mainly due to the higher share of pre-salt in our total production, which has: (i) better margin, due to improvement in oil quality and a lighter oil compared to other oils available in Brazil and therefore has a lower discount compared to Brent; and (ii) lower lifting costs, considering its higher productivity.

The consistent improvement in the metric can be seen through relationship to Brent over the years. In all periods analyzed, the metric's growth rate exceeded Brent’s growth rate (2017, 2018 and 2Q19) or, in cases where Brent fell, the index showed a slight increase (2016) or a proportionally lower decrease than the fall of the Brent (1Q19). Looking at the whole period (2015 X 2Q19), we see that the Adjusted EBITDA E & P / boe metric increased 128%, while the Brent increased 22% in the same period.

Regarding the adjusted Refining EBITDA /bbl, the behavior is the opposite of E&P. Since 2016, with the Brent reduction, we had higher margins and, therefore, higher metric. In view of that and with the objective to maximize results, we compressed margins, which resulted in a drop of the metric. In the same period, Brent increased, also contributing to the margin reduction.

Table 6 - Financial Results

Net finance income (expense) (US$ million)	2Q19	1Q19	2Q18	1H19	1H18	2Q19 X 1Q19	2Q19 X 2Q18	2019 x 2018 (%)
Finance income	332	257	1.166	589	1.482	29,2	-71,5	-60,3
Income from investments and marketable securities (Government Bonds)	114	125	150	239	292	-8,8	-24,0	-18,2
Discount and premium on repurchase of debt securities	1	2	242	3	242	-50,0	-99,6	-98,8
Gains from signed agreements (electric sector)	80	0	574	80	574		-86,1	-86,1
Other income, net	137	130	200	267	374	5,4	-31,5	-28,6
Finance expenses	-1.591	-1.777	-1.460	-3.368	-3.235	10,5	-9,0	4,1
Interest on finance debt	-1.233	-1.314	-1.546	-2.547	-3.152	6,2	20,2	-19,2
Unwinding of discount on lease liabilities*	-452	-333	-2	-785	-6	-35,7	-22.500,0	12.983,3
Discount and premium on repurchase of debt securities	-1	-184	-185	-185	-604	99,5	99,5	-69,4
Capitalized borrowing costs	347	346	491	693	988	0,3	-29,3	-29,9
Unwinding of discount on the provision for decommissioning costs	-202	-209	-166	-411	-349	3,3	-21,7	17,8
Other finance expenses and income, net	-50	-83	-52	-133	-112	39,8	3,8	18,8
Foreign exchange gains (losses) and indexation charges	-928	-715	-523	-1.643	-1.282	-29,8	-77,4	28,2
Foreign exchange	-202	-19	242	-221	234	-963,2	-183,5	-194,4
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	-739	-755	-789	-1.494	-1.610	2,1	6,3	-7,2
Other foreign exchange gains (losses) and indexation charges, net	13	59	24	72	94	-78,0	-45,8	-23,4
Total	-2.187	-2.235	-817	-4.422	-3.035	2,1	-167,7	45,7

4

In 2Q19, net financial result was negative by US$ 2.2 billion, slightly better than 1Q19, mainly due to foreign exchange translation effects, the depreciation of the dollar against net debt in euros and the appreciation of the dollar against net debt in pounds. Monetary and exchange variations reduced earnings by US$ 928 million, compared to a reduction of US$ 715 million in 1Q19.

Financial income reached US$ 332 million in 2Q19, an increase of 29.2% over 1Q19, mainly due to the recognition of gains related to the amendment of the debt assumption agreement signed in 2018 with Amazonas Energia. In 2Q19, financial expenses decreased by 10.5% compared to 1Q19, mainly due to lower financing expenses - as a result of our deleveraging efforts - and lower repurchase costs of bonds.

5

Net Income to Shareholders of Petrobras

Net income in 2Q19 reached US$ 4.811 million - equivalent to US$ 0.36 per share and 4.5 times 1Q19 results - as a result of the divestment of TAG, partially offset by the higher negative exchange rate variations and higher income taxes, due to higher results before taxes and write-off of the portion of legal provisions in deferred tax assets.

Recurring net income to Shareholders of Petrobras and recurring adjusted EBITDA

Net income excluding the impact of non-recurring items was US$ 1,315 million and adjusted EBITDA US$ 8,517 million. Non-recurring items in net income totaled US$ 5.3 million before taxes, notably: (i) gains from asset sales (US$ 4.9 billion), (ii) losses with judicial contingencies (US$ 212 million), (iii) Voluntary separation plan (US$ 85 million). Adjusted EBITDA was mainly impacted by losses with judicial contingencies.

*	Since 2019, the Company adopted the IFRS 16 prospectively and brought impacts in depreciation. For more information, see financial results report, footnote 3.1, and Adoption of IFRS 16 section.

Table 7 – Non-recurring items

						Variation (%)
US$ million	2Q19	1Q19	2Q18	1H19	1H18	2Q19 X 1Q19	2Q19 X 2Q18	1H19 X 1H18

Net income	4.934	1.125	2.688	6.059	4.885	338,6	83,6	24,0
Nonrecurring items	5.296	-236	-377	5.060	435	2.344,1	1.504,8	1.063,2
Nonrecurring items that do not affect Adjusted EBITDA	5.488	143	-98	5.631	857	3.737,8	5.700,0	557,1
Impairment of assets and investments	-33	10	57	-23	37	-430,0	-157,9	-162,2
Realization of cumulative translation adjustments - CTA	0	-34	0	-34	0	-100,0
Gains and losses on disposal / write-offs of assets	5.405	183	-318	5.588	687	2.853,6	1.799,7	713,4
Foreign exchange gains or losses on provisions for legal proceedings	36	-15	-410	21	-441	340,0	108,8	104,8
Agreements signed for the electricity sector *	80	0	574	80	574		-86,1	-86,1
Other nonrecurring items	-192	-379	-280	-571	-422	49,3	31,4	-35,3
PIDV	-86	0	1	-86	1		-8.700,0	-8.700,0
Careers and remuneration plan	-1	-1	0	-2	0	0,0
Amounts recovered from Lava Jato investigation	79	0	0	79	0
State Amnesties Programs	0	0	-12	0	-37		-100,0	-100,0
Expected credit losses related to the electricity sector	-3	-15	-268	-18	-394	80,0	98,9	95,4
Gains / (losses) related to legal proceedings	-173	-365	0	-538	-80	52,6		-572,5
Equalization of expenses - Production Individualization Agreements	-9	0	0	-9	0
Income from contractual penalty for the non-occurrence of Liquigas disposal	0	0	0	0	88			-100,0
Net effect of nonrecurring items on IR / CSLL	-1.801	69	128	-1.732	-148	-2.710,1	-1.507,0	-1.070,3
Recurring net income	1.439	1.292	2.937	2.731	4.598	11,4	-51,0	-40,6
Shareholders of Petrobras	1.315	1.237	3.042	2.552	4.652	6,3	-56,8	-45,1
Non-controlling interests	124	55	-106	179	-55	125,5	217,0	425,5
Effects of IFRS 16 on net income	-175	-189	0	-364	0	7,4
					0
Adjusted EBITDA	8.325	7.294	8.339	15.619	16.284	14,1	-0,2	-4,1
Nonrecurring items	-192	-379	-280	-571	-422	49,3	31,4	-35,3
Recurring Adjusted EBITDA	8.517	7.674	8.619	16.191	16.706	11,0	-1,2	-3,1
Effects of IFRS 16	1.141	989	0	2.130	0	15,4

*	Registered in financial results

Adoption of IFRS 16

The table below shows the impacts on the main lines of the Balance Sheet, Income Statement and Cash Flow.

Table 8 – Impacts of the IFRS 16

US$ million	As disclosed as of 06.30.2019	Effects of the adoption of IFRS 16	Balance without effects of IFRS 16 as of 06.30.2019

Balance Sheet
Assets	251.878	24.438	227.440
Liabilities and equity	251.878	24.438	227.440

Statement of Income
Gross profit	14.292	158	14.134
Operating expenses	-816	74	-890
Operating income (loss)	13.476	233	13.243
Net finance income (expense)	-4.422	-785	-3.637
Income (loss) before income taxes	9.305	-552	9.857
Income taxes	-3.449	187	-3.636
Net income (loss) from continuing operations	5.856	-364	6.220
Net income (loss) from descontinued operations	204	0	204
Net income (loss)	6.060	-364	6.424

Statement of Cash Flow
Net cash provided by operating activities	9.680	1.706	7.974
Net cash provided by (used in) investing activities	6.770	533	6.237
Net cash used in financing activities	-13.004	-2.238	-10.766
Cash and cash equivalents at end of the period	17.206	0	17.206

Net Debt	83.674	25.316	58.358
Adjusted EBITDA	15.620	2.130	13.490
LTM Adjusted EBITDA	30.835	2.130	28.705
Net debt/LTM Adjusted EBITDA ratio	2,71	0,68	2,03

The adoption of IFRS 16 does not change Petrobras' deleveraging strategy. The goal of reducing the adjusted net debt / EBITDA ratio to 1.5 x by 2020 is maintained.

Investments

Investment amounts (CAPEX) include acquisition of property, plant and equipment, including expenses with leasings, intangible assets, investments in subsidiaries and affiliates, expenses with geology and geophysics, expenses with research and development and pre-operating expenses. For the CAPEX presented in this session, the international accounting standard IFRS16 - Leasing is not applicable.

Table 9 - Investments

Investments (US$ million)	2Q19	1Q19	2Q18	1H19	1H18	2Q19 X 1Q19	2Q19 X 2Q18	1H19 x 1H18
Exploration and Production	2.112	1.976	2.695	4.088	5.452	6,9	(21,6)	(25,0)
Refining	316	236	258	552	440	33,9	22,5	25,5
Gas and Energy	87	70	106	157	171	24,3	(17,9)	(8,2)
Distribution*	34	36	31	70	57	(5,6)	9,7	22,8
Others	38	37	48	75	85	2,7	(20,8)	(11,8)
Total	2.587	2.355	3.138	4.942	6.205	9,9	(17,6)	(20,4)

In 2Q19, investments totaled US$ 2.6 billion, 76% of which relate to capital investments and 24% to current investments.

In the Exploration and Production segment, investments totaled US$ 2.1 billion in 2Q19, up 6.9% over 1Q19, and were mainly concentrated on: (i) the development of new pre-salt oil production fields in Santos Basin; (ii) production maintenance in mature fields; and (iii) improvements for the operational efficiency of the new platforms.

As we have done with the production target, and always valuing transparency and focusing on the best practices for cash management, we revised our 2019 capex forecast to a range from US$ 10 to 11 billion. The new projection reflects postponements in projects, optimizations and the assumption of no longer considering in our CAPEX payments of equalizations related to the unitization of oil fields. It is worth to highlight that the capex goal does not include the amount of the bonus payment for the next bids.

2019 CAPEX REVISION

US$ billion

2019’s Capex was US$16 billion and was revised to the US$ 10-11 billion range considering the following impacts:

•	Equalization costs (US$ 1 billion): assumption of not considering as CAPEX the payment of fields’ unitization equalizations.
•	Exchange rate (US$ 900 million): impact of the FX variation, considering the exchange rate of R $ 3.85 instead of R $ 3.64.
•	Postponements of (US$ 1.7 billion):

*	Refers to BR Distribuidora. Due to its sale, the investments of this subsidiary will be deconsolidated from the next quarter on.
**	Accrual basis (investments in cash view correspond to about 90% of this amount). Does not consider participation in auctions

(a) drilling, completion and offloading activities, due to the new technical specifications;

(b) demobilization, inspection and re-interconnection of gas lines, due to its lifetime revaluation;

(c) scheduled maintenance in refineries and platforms;

•	Optimizations (US$ 200 million): production tests review and amendments in the complementary projects scope;

•	Probabilistic analysis (US $ 1.3 billion): investment risk analysis review also incorporates recoveries of unrealized investments in 1H19.

The following table presents the main information for the new oil and gas production systems.

Table 10 – E&P new projects

Project	Estimated Production Start-up	Platform Capacity (bbl/day)	Realized Petrobras CAPEX US$ billion	Petrobras CAPEX US$ Billion*	Petrobras Working Interest	Status
Berbigão (P-68) Own Unit	2019	150.000	1.4	2.6	42.5%	Project in execution phase. Production unit above 95% of physical advance. 11 wells drilled and 5 completed.
Atapu 1 (P-70) Own Unit	2020	150.000	1.5	3.8	100%	Project in execution phase. Production unit above 95% of physical advance. 10 wells drilled and 1 completed.
Sépia 1 (FPSO Carioca) Chartered Unit	2021	180.000	0.2	3.0	100%	Project in execution phase. Production unit above 70% of physical advance. 5 wells drilled and 2 completed.
Mero 1 (FPSO Guanabara) Chartered Unit	2021	180.000	0.1	1.3	40%	Project in execution phase. Production unit above 50% of physical advance. 4 wells drilled and 1 completed.
Búzios 5 (FPSO Alm. Barroso) Chartered Unit	2022	150.000	0.1	3.1	100%	Project in execution phase. Letter of intent signed for platform chartering in June 2019. 1 well drilled.
Mero 2 (FPSO Sepetiba) Chartered Unit	2023	180.000	0.0	1.2	40%	Project in execution phase. Letter of intent signed for platform chartering in June 2019. 4 wells drilled and 2 completed.

6

*	Lifetime CAPEX for the project based on 19-23 BMP’s assumptions

Portfolio Management

In 2Q19, we made strides in our portfolio management activities by concluding the sale of important assets, which contribute significantly to our deleveraging. The conclusion of the sale of 90% of TAG and 100% of the Pasadena refinery, alongside the public offering of BR Distribuidora shares in July, resulted in cash inflows of US$ 11.7 billion in the period. Also in July, we signed contracts for the sale of the Pampo and Enchova clusters and the Baúna field - non-core assets located in shallow waters - totaling US$ 1.5 billion.

These sales have contributed to a total of US$ 15.1 billion, so far in 2019, relative to signed and completed divestment transactions (with cash inflows of US$ 12.8 billion, including the transactions signed but not closed in 2018, as detailed below).

Table 11 – Transactions signed/closed

Asset	Transaction amount (US$ million)	Cashed-in
Maromba field	90	-
Pasadena Refinery	562	467
TAG*	8.722	8.722
Tartaruga Verde field	1.294	259
Onshore fields - RN	384	29
BR Distribuidora	2.553	2.553
Pampo e Enchova	851	53
Baúna field	665	50
Distribution in Paraguai	signed in 2018	381
PO&G BV	signed in 2018	250
Total	15.121	12.764

In addition, we have the following assets in our divestment portfolio, as well as several projects under structuring phase for sale, whose teasers will be released soon.

Table 12 – Assets under divestment

Teaser / Non-binding phase	Binding phase
Refining assets (RNEST, RLAM, REPAR and REFAP)	Liquigás
Onshore fields (BA, ES)	Deep-water fields (Sergipe Alagoas)
Shallow-water fields (ES) Peroá and Cangoá	Campos Terrestres (BA, ES, SE, RN and CE)
Breitener Energética	Shallow-water fields (CE, SE and RN)
Mega	UFN-III and Araucária Nitrogenados

The additional sale of a stake in BR Distribuidora and the beginning of the refineries divestment process are among the main actions established in the Resilience Plan and in the new guidelines for our portfolio management.

Petrobras reinforces the importance of portfolio management with a focus in the assets in which we are the natural owners, in order to improve our capital allocation, enable debt and cost of capital reduction, and the consequent increase in value generation for our shareholders.

7

*	US$ 800 million related to the payment of a debt of TAG with BNDES.

Table 13 -Liquidity and Capital Resources

US$ million	2Q19	1Q19	2Q18	1H19	1H18
Adjusted cash and cash equivalents at the beginning of period	10.482	14.982	21.141	14.982	24.404
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	-1.121	-1.083	-1.175	-1.083	-1.885
Cash and cash equivalents at the beginning of period	9.361	13.899	19.966	13.899	22.519
Net cash provided by (used in) operating activities	5.226	4.710	7.100	9.936	13.950
Net cash provided by operating activities from continuing operations	5.258	4.422	6.996	9.680	13.652
Discontinued operations – net cash provided by operating activities	-32	288	104	256	298
Net cash provided by (used in) investing activities	7.911	-1.192	18	6.719	285
Net cash provided by (used in) investing activities from continuing operations	7.948	-1.178	36	6.770	253
Acquisition of PP&E, intangibles assets and investments in investees	-2.054	-1.578	-2.795	-3.632	-5.839
Proceeds from disposal of assets - Divestment	8.799	312	2.601	9.111	4.914
Dividends received	702	114	265	816	486
Divestment (Investment) in marketable securities	501	-26	-35	475	692
Discontinued operations – net cash provided by (used in) investing activities	-37	-14	-18	-51	32
(=) Net cash provided by operating and investing activities	13.137	3.518	7.118	16.655	14.235
Net cash used in financing activities from continuing operations	-5.033	-7.971	-9.767	-13.004	-19.187
Net financings	-2.543	-7.038	-9.468	-9.581	-18.853
Proceeds from financing	488	4.237	2.186	4.725	8.128
Repayments	-3.031	-11.275	-11.654	-14.306	-26.981
Leases amortization	-1.368	-870	0	-2.238	0
Dividends paid to shareholders of Petrobras	-1.006	0	-165	-1.006	-165
Dividends paid to non-controlling interest	-86	0	-85	-86	-85
Investments by non-controlling interest	-30	-63	-49	-93	-84
Discontinued operations – net cash used in financing activities	-432	-63	-17	-495	-69
Net cash used in financing activities	-5.465	-8.034	-9.784	-13.499	-19.256
Effect of exchange rate changes on cash and cash equivalents	173	-22	-303	151	-501
Cash and cash equivalents at the end of period	17.206	9.361	16.997	17.206	16.997
Government bonds and time deposits with maturities of more than 3 months at the end of period	641	1.121	1.053	641	1.053
Adjusted cash and cash equivalents at the end of period	17.847	10.482	18.050	17.847	18.050

Reconciliation of Free Cash Flow
Net cash provided by operating activities	5.226	4.710	7.100	9.936	13.950
Acquisition of PP&E, intangibles assets and investments in investees	-2.054	-1.578	-2.795	-3.632	-5.839
Leases referred to investments*	-298	-235	0	-533	0
Free cash flow	2.874	2.897	4.305	5.771	8.111

8

*	With IFRS 16 adoption, leases which impacted investments activities were reclassified to financing activities

As of June 30, 2019, the balance of cash and cash equivalents was US$ 17,206 million and adjusted cash and cash equivalents totaled US$ 17,847 million. 2Q19 was marked by the inflow of funds from operating cash generation of US$ 5.2 billion, funding of US$ 488 million and receipts from assets sales of US$ 8.8 billion. Those resources were allocated to debt prepayments, to amortizations of principal and interest due in the period, and to capital expenditures.

In line with the resilience plan, we are working to release capital from excess cash, enabling the reallocation to more productive uses. Nonetheless, cash and cash equivalents closed the quarter above the desired threshold as we did not have time to deploy the proceeds from TAG’s sale, received in mid-June.

In 2Q19, we have paid down several financial debts, notably: (i) US$ 382 million related to the repurchase of global bonds; (ii) pre-payment of banking loans in the domestic and international markets totaling US$ 1,435 million; and (iii) pre-payment of US$ 256 million relative to debts with the Brazilian Development Bank (BNDES).

EBITDA x OCFx FCFE reconciliation

Adjusted EBITDA reached US$ 8.3 billion in 2Q19, mainly due to the increase in Brent. Considering the cash effects not captured in EBITDA such as payment of the Parque das Baleias unification agreement, the payment related to arbitration filed by Vantage and judicial deposits, operating cash flow reached US$5.3 billion.

Investments in the company's business totaled US$2.4 billion in 2Q19, 82% of which were allocated to exploration and production. These factors resulted in a positive Free Cash Flow * of US$ 2.9 billion in 2Q19.

Debt indicators

Our priority is to build a solid balance sheet with a low risk debt portfolio, characterized by low leverage, high interest coverage, long maturity and low costs.

In this regard, gross debt excluding IFRS 16 fell 4.2% to US$ 76 billion on June 30, 2019, with an average maturity of 10.25 years and  average costs of 6.0% per year. Leverage, as measured by Net Debt / (Net Debt + Market cap) reached 46% on June 30, 2019, versus 49% in March 31, 2019.

Net debt declined from US$ 96 billion in 1Q19 to US$ 84 billion in 2Q19, mainly due to the increase in our cash position which reached US$ 17.4 billion on June 30, 2019, reflecting a solid cash generation and cash inflows from TAG’s sale.

Deleveraging is a priority for Petrobras, whose goal is to reduce the net debt /LTM adjusted EBITDA ratio to 1.5x by 2020, including the effects of IFRS16. As of June 30, 2019, the net debt /LTM adjusted EBITDA ratio was 2.71x considering the effects of IFRS16, a significant reduction compared to 3.10x, the result achieved on March 31, 2019.

The portion of USD-denominated debt rose from 76% at March, 31st, 2019 to 80% in June, while the portion in Brazilian reais fell from 17% to 14%.

Table 14 – Debt

US$ millions	06.30.2019	03.31.2019	Δ %	06.30.2018
Gross Debt (without IFRS16)	75.527	78.810	-4,2	91.516
Banking Market	40.584	42.023	-3,4	45.287
Capital Markets	28.479	29.993	-5,0	37.566
Development banks	2.163	2.882	-24,9	4.238
Export Credit Agencies	4.049	3.658	10,7	4.123
Related parties	0	0	-	0
Others	252	254	-0,8	302
Finance leases (IFRS 16)	25.502	27.197	-6,2	196
Gross debt ( with IFRS 16)	101.029	106.007	-4,7	91.712
Adjusted cash and cash equivalents	17.355	10.482	65,6	18.050
Net debt	83.674	95.525	-12,4	73.662
Net debt (without IFRS)	58.172	68.328	0,9	73.466
Net Debt/(Net Debt + market cap) - Leverage	46%	49%	-6,1	54%
Average interest rate (%)	6,0	6,0	0,0	6,2
Duration (years)	10,25	9,42	8,8	9,11
Net debt/Adjusted EBITDA ratio	2,71	3,10	-12,6	2,79
Gross debt/Adjusted EBITDA ratio	3,28	3,44	-4,6	3,48
R$ million
Gross Debt (without IFRS16)	289.432	307.099	-5,8	352.870
Finance Lease (IFRS 16)	97.730	105.979	-7,8	759
Adjusted cash and cash equivalents	66.508	40.846	62,8	69.596
Net Debt	320.654	372.232	-13,9	284.033
Net Debt (without IFRS16)	222.924	266.253	-16	283.274
Net debt/Adjusted EBITDA ratio	2,69	3,19	-15,67	3,20

RESULTS BY BUSINESS AREA

Table 15 -Exploration & Production

US$ million	2Q19	1Q19	2Q18	1H19	1H18	2Q19 X 1Q19	2Q19 X 2Q18	1H19 x 1H18
Sales revenues	12.660	11.384	13.382	24.044	25.933	11,2	(5,4)	(7,3)
Gross profit	5.835	4.580	5.779	10.415	10.903	27,4	1,0	(4,5)
Operating expenses	-566	-560	-914	-1.126	-652	(1,1)	38,1	(72,7)
Operating income (loss)	5.269	4.020	4.865	9.289	10.251	31,1	8,3	(9,4)
Net income (loss) attributable to the shareholders of Petrobras	3.516	2.690	3.215	6.206	6.772	30,7	9,4	(8,4)
Adjusted EBITDA of the segment	8.037	6.761	7.449	14.798	14.435	18,9	7,9	2,5
EBITDA margin of the segment (%)	63	59	56	62	56	4	7	6
Average Brent crude (US$/bbl)	68,82	63,20	74,35	66,01	70,55	8,9	(7,4)	(6,4)
Sales price - Brazil
Crude oil (US$/bbl)	64,79	59,05	67,75	62,01	64,99	9,7	(4,4)	(4,6)
Lifting cost - Brazil (US$/barrel)*
excluding production taxes	10,43	10,44	10,68	10,44	11,10	(0,1)	(2,3)	(5,9)
Onshore	19,50	20,41	18,89	19,96	20,27	(4,5)	3,2	(1,5)
Shallow waters	31,64	30,80	23,44	31,19	25,79	2,7	35,0	20,9
Deep and ultra-deep post-salt	13,63	11,12	12,33	12,34	12,58	22,6	10,5	(1,9)
Pre-salt	6,03	6,79	6,60	6,39	6,65	(11,2)	(8,6)	(3,9)
including production taxes	23,17	22,73	24,43	22,96	24,01	1,9	(5,2)	(4,4)
Production taxes - Brazil	3.494	2.402	3.027	5.896	5.484	45,5	15,4	7,5
Royalties	1.204	1.087	1.292	2.291	2.435	10,8	(6,8)	(5,9)
Special Participation**	2.278	1.303	1.723	3.581	3.023	74,8	32,2	18,5
Retention of areas	12	12	12	24	26	0,0	0,0	(7,7)

9

In 2Q19, lifting cost in pre-salt without government remained stable at the US$ 6 per barrel level, consistent with the quarterly movements. QoQ, we highlight the production ramp-up in the Búzios field, which contributed to the reduction of this metric.

In post-salt, there was an increase in lifting cost due to higher duration of well interventions and reductions in production related to stoppages (platforms P-33 and P-37), alongside field’s declines.

In shallow waters, the increase in lifting cost is explained by production stoppages in platforms P-9 and PNA-1.

On the onshore production, we had a reduction in lifting cost due lower expenses with cargo transportation equipment, as well as anticipation of well intervention to the 1Q19.

Regarding government take, we highlight the the increase in Brent prices, which led to the quarterly increase. In unitary terms, the relation was lessened by Transfer of Rights platform ramp-ups, which are no subject to special participaition.

The increase in gross profit is due to higher production, higher Brent prices and the appreciation of the dollar relative to the real, partially offset by the increase in government take. Operating profit also increased, mainly due to the net effect of the impairments in the period: reversal of impairment in fields which are being divested in Campos Basin, partially offset by losses on the Vitória 10,000 rig and in Parque das Baleias.

*	In 2019, for comparability purposes, the computation of lifting cost still include leasing expenses, i.e., the criteria before IFRS 16 adoption is preserved.
**	Special participation amount in 2Q19 of US$ 2.3 billion includes roughly US$ 0.9 related to the unification of Parque das Baleias, whose agreement was signed in April/19.

Despite the positive results, we decided to revise our 2019 production guidance to 2.7 million barrels of oil equivalent per day (2.1 million barrels per day of oil production). In the comparison between the semesters, our equivalent oil production decreased from 2,670 to 2,586 kboed due to: i) effect of sales of producing assets, which totaled 82 kboed; b) decline of production in the last 12 months (255 kboed), offset by the increase of 13% in pre-salt production as a result of the increase in production of the platforms recently installed. We are confident in the new goal, as we are solving the problems we face, which are especially related to the commissioning of gas systems on the Búzios field platforms. This review will also bring adjustments to the projected production curve for the horizon of our business plan, which will be announced next December.

Our production will present solid growth in the future - always ensuring our maximum value, people safety - as a result of increased pre-salt production capacity and efforts to reduce the decline in the Campos Basin.

Table 16 -Refining

US$ million	2Q19	1Q19	2Q18	1H19	1H18	2Q19 X 1Q19 (%)	2Q19 X 2Q18	1H19X 1H18
Sales revenues	16.675	16.135	18.148	32.810	35.207	3,3	(8,1)	(6,8)
Gross profit	1.550	1.230	2.545	2.780	4.448	26,0	(39,1)	(37,5)
Operating expenses	-1.184	-617	-540	-1.801	-1.270	91,9	119,3	41,8
Operating Income (Loss)	366	613	2.005	979	3.178	(40,3)	(81,7)	(69,2)
Net income (loss) attributable to the shareholders of Petrobras	286	506	1.457	792	2.399	(43,5)	(80,4)	(67,0)
Adjusted EBITDA of the segment	1.212	1.262	2.453	2.474	4.260	(4,0)	(50,6)	(41,9)
EBITDA margin of the segment (%)	7	8	14	8	12	-1	-7	-4
Refining cost (US$ / barrel) - Brazil	2,58	2,59	2,36	2,59	2,64	(0,4)	9,3	(1,9)
Refining cost (R$ / barrel) - Brazil	10,14	9,74	8,57	9,94	9,05	4,1	18,3	9,8
Average oil products prices - Brazil (US$/bbl)	78,53	73,65	81,00	76,11	79,95	6,6	(3,1)	(4,8)

In 2Q19, the improvement in gross profit is mainly due to the inventory turnover effect. Inventory realization was effected at prices below replacement values, resulting in gains in the quarter. This effect on second quarter results superseded the previous quarter’s, due to the increases in Brent prices since Dec/18. Lower margins in diesel and LPG, following international crack spreads, were offset by improvements in gasoline spreads and higher sales volumes for diesel in Brazil.

Refining unit costs were stable due to foreign exchange translation effects. In reais, they were negatively impacted by higher personnel expenses related to the reduction in personnel costs registered in 1Q19 due to the concentration of vacations in the period and the increase in overtime expenses in 2Q19.

Operating profit declined due to higher impairment expenses in Comperj and tax-related legal contingencies.

In order to reduce risks associated to contingencies, we recognized in 2Q19 expenses amounting to US$ 0.3 billion to settle tax and environmental disputes that totaled a potential exposure of roughly US$ 1.6 billion. These expenses are related to the ICMS tax amnesty program in the states of Bahia and Ceará (expense of US$ 94 million for an exposure of US$ 470 million) and environmental expenses refer to compliance with environmental licensing conditions for Comperj (US$ 207 million expense for approximately US$1.2 billion exposure).

In order to develop new markets, adding even more value to our oil, we opened a tanking operation in Qingdao port, China's Shandong province. As China now accounts for about 75% of our oil exports, we expect this movement to be able to meet our customers' needs as efficiently and profitably as possible. The same logic applies to bunker and fuel oil exports, which increased in 2Q19 as a result of expectations related to IMO2020. In addition to producing low sulfur oil streams - and therefore within the new requirements - we are working to increase our export capacity and in 2Q19 we conducted production tests at our refineries which already total around 30,000 barrels per bunker day that meet IMO 2020 specifications, exceeding initially projected levels

Table 17 -Gas & Power

						Variation (%)
US$ million	2Q19	1Q19	2Q18	1H19	1H18	2Q19/ 1Q19	2Q19/ 2Q18	1H19/ 1H18
Sales revenues	2.575	3.208	2.875	5.783	5.702	(19,7)	(10,4)	1,4
Gross profit	973	907	754	1.880	1.780	7,3	29,0	5,6
Operating expenses	4.909	-499	-591	4.410	-1.380	1083,8	930,6	419,6
Operating income (loss)	5.882	408	163	6.290	400	1341,7	3508,6	1472,5
Net income (loss) attributable to the shareholders of Petrobras	3.890	248	76	4.138	224	1468,5	5018,4	1747,3
Adjusted EBITDA of the segment	583	592	358	1.175	764	(1,5)	62,8	53,8
EBITDA margin of the segment (%)	23	18	13	20	13	5	10	7
Natural gas sales price - Brazil(US$/bbl)	47,97	49,60	40,02	48,80	40,06	(3,3)	19,9	21,8

In 2Q19, gross profit was higher due to better margins in natural gas and energy trading in the free contracting market.

On natural gas trading, gross margins were positively impacted by better commercial conditions in the international LNG market. These conditions led to lower acquisition costs through the higher availability of LNG and the reduction in Bolivian natural gas imports.

Better margins in the free contracting market stems from a drop in the differences settlement price, reducing the settlement costs of sale contracts in the Electric Energy Trading Chamber (CCEE). On the other hand, the lower differences settlement price alongside the reduction in energy dispatches had a negative impact on generation.

Higher operating revenues mainly reflects the sale of our stake in TAG on June 2019. Disbursements for the remainder of 2019 for the use of the TAG pipelines are expected to amount to US$ 0.74 billion and for NTS, US$ 0.6 billion.

ATTACHEMENT I - RECONCILIATION OF ADJUSTED EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the Directors' view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: investments, impairment, results with divestments and write-off of assets, and cumulative exchange effects of (CTA) reclassified to income.

In the calculation of adjusted EBITDA, the Company added, for the periods of 2018, foreign exchange gains and losses resulting from provisions for lawsuits in foreign currencies. Provisions for legal proceedings in foreign currencies consist mainly of Petrobras' share of the Class Action agreement, which ended in December 2017. Exchange gains or losses on provisions of legal proceedings are presented in Other Income and Expenses for accounting purposes, but Management does not consider them as part of the Company's current activities, as they are similar to the exchange effects presented in the Net Financial Result. No adjustments were made in the comparative periods presented, since the values were not significant.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Net Debt to Adjusted EBITDA metric established in the Business and Management Plan (BMP 2019-2023), helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 18 -Adjusted EBITDA

						Variation (%)
US$ million	2Q19	1Q19	2Q18	1H19	1H18	2Q19 X 1Q19	2Q19 X 2Q18	1H19 X 1H18
Net income (loss) from continuing operations	4.858	998	2.615	5.856	4.735	387	86	24
Net finance income (expense)	2.187	2.235	817	4.422	3.035	-2	168	46
Income taxes	2.960	489	1.236	3.449	2.405	505	139	43
Depreciation, depletion and amortization	3.747	3.682	3.011	7.429	6.387	2	24	16
EBITDA	13.752	7.404	7.679	21.156	16.562	86	79	28
Results in equity-accounted investments	-120	-131	-86	-251	-244	8	-40	-3
Impairment	27	-7	-49	20	-31	486	155	165
Reclassification of cumulative translation adjustment - CTA	0	34	0	34	0	-100
Gains and losses on disposal/write-offs of assets	-5.405	-183	318	-5.588	-687	-2.854	-1.800	-713
Foreign exchange gains or losses on provisions for legal proceedings	-36	15	410	-21	441	-340	-109	-105
Adjusted EBITDA from continuing operations	8.218	7.132	8.272	15.350	16.041	15	-1	-4
Adjusted EBITDA from descontinued operations	108	162	68	270	243	-33	59	11
Adjusted EBITDA	8.326	7.294	8.340	15.620	16.284	14	0	-4
Adjusted EBITDA margin (%)	44	38	40	41	40	6	4	1

Table 19 -Income Statement Abroad

1H19 - US$ million	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales Revenues	85	17	21	524			647
Gross Profit	32	17	3	29			81
Operating income (loss)	-222	-48	-2	151			-121
Net income (loss) attributable to the shareholders of Petrobras	-71	-32	7	99			3

Foreign Exchange Translation Effects on Results of Operations of 1H-2019

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. However, the presentation currency of this financial report is the U.S. Dollar to facilitate the comparison with other oil and gas companies. Therefore, the Brazilian real-denominated results of operations real were translated into U.S. dollars using the average exchange rates prevailing during the period.

When the Brazilian real appreciates against the U.S. dollar, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the Brazilian real depreciates against the U.S. dollar, as it did in 1H-2019, the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars.

In order to isolate the foreign exchange translation effect on results of operations, the table below presents a reconciliation of income statement to financial information on a constant currency basis, assuming the same exchange rates between each quarter for translation. In 1H-2019, the results on a constant currency basis were computed by converting the 1Q-2019 and 2Q-2019 results from Brazilian real into U.S. dollars based on the same average exchange rates used in 1Q-2018 and 2Q-2018 (3.2433 and 3.6056, respectively).

The amounts and respective variations presented in constant currency are not measures in accordance with – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS.

	As reported				Financial information in a constant currency basis
	Jan-Jun				Jan-Jun2019
			Variation				Variation *

	U.S.$ million				U.S.$ million
	2019	2018	Δ	Δ(%)	Foreign exchange translation effects	Results on a constant currency basis	Δ	Δ(%)
Sales revenues	37,305	40,355	(3,050)	(8)	(4,668)	41,973	1,618	4
Cost of sales	(23,013)	(24,162)	1,149	5	2,925	(25,938)	(1,776)	(7)
Gross profit	14,292	16,193	(1,901)	(12)	(1,744)	16,036	(157)	(1)
Selling expenses	(1,838)	(2,161)	323	15	228	(2,066)	95	4
General and administrative expenses	(1,123)	(1,159)	36	3	141	(1,264)	(105)	(9)
Exploration costs	(274)	(298)	24	8	37	(311)	(13)	(4)
Research and development expenses	(284)	(316)	32	10	35	(319)	(3)	(1)
Other taxes	(159)	(234)	75	32	22	(181)	53	23
Other income and expenses	2,862	(2,094)	4,956	237	(167)	3,029	5,123	245
Operating income	13,476	9,931	3,545	36	(1,448)	14,924	4,993	50
Net finance income (expense)	(4,422)	(3,035)	(1,387)	(46)	553	(4,975)	(1,940)	(64)
Results of equity-accounted investments	251	244	7	3	(32)	283	39	16
Income before income taxes	9,305	7,140	2,165	30	(928)	10,233	3,093	43
Income taxes	(3,449)	(2,405)	(1,044)	(43)	340	(3,789)	(1,384)	(58)
Net income from continuing operations for the period	5,856	4,735	1,121	24	(587)	6,443	1,708	36

*	Variation after isolating foreign exchange translation effects between periods used for translation.

ATTACHMENT II: FINANCIAL STATEMENTS

Table 20 - Income Statement - Consolidated

US$ millions	2Q19	1Q19	2Q18	1H19	1H18
Sales revenues	18.502	18.803	20.753	37.305	40.355
Cost of sales	-10.800	-12.213	-12.347	-23.013	-24.162
Gross profit	7.702	6.590	8.406	14.292	16.193
Selling expenses	-935	-903	-1.106	-1.838	-2.161
General and administrative expenses	-559	-564	-557	-1.123	-1.159
Exploration costs	-100	-174	-162	-274	-298
Research and development expenses	-146	-138	-164	-284	-316
Other taxes	-66	-93	-94	-159	-234
Other income and expenses	3.989	-1.127	-1.741	2.862	-2.094
	2.183	-2.999	-3.824	-816	-6.262
Operating income (loss)	9.885	3.591	4.582	13.476	9.931
Finance income	332	257	1.166	589	1.482
Finance expenses	-1.591	-1.777	-1.460	-3.368	-3.235
Foreign exchange gains (losses) and inflation indexation charges	-928	-715	-523	-1.643	-1.282
Net finance income (expense)	-2.187	-2.235	-817	-4.422	-3.035
Results in equity-accounted investments	120	131	86	251	244
Income (loss) before income taxes	7.818	1.487	3.851	9.305	7.140
Income taxes	-2.960	-489	-1.236	-3.449	-2.405
Net income (loss) from continuing operations	4.858	998	2.615	5.856	4.735
Net income (loss) from descontinued operations	77	127	73	204	149
Net Income (Loss)	4.935	1.125	2.688	6.060	4.884
Net income (loss) attributable to:
Shareholders of Petrobras	4.811	1.070	2.794	5.881	4.939
Net income (loss) from continuing operations	4.756	979	2.742	5.735	4.833
Net income (loss) from descontinued operations	55	91	52	146	106
Non-controlling interests	124	55	-106	179	-55
Net income (loss) from continuing operations	102	19	-127	121	-98
Net income (loss) from descontinued operations	22	36	21	58	43

Table 21 -Statement of Financial Position – Consolidated

ASSETS - US$ million	06.30.2019	12.31.2018
Current assets	47.318	37.062
Cash and cash equivalents	16.714	13.899
Marketable securities	641	1.083
Trade and other receivables, net	4.047	5.746
Inventories	8.934	8.987
Recoverable taxes	2.356	2.035
Assets classified as held for sale	9.821	1.946
Escrow account - Class action agreement	2.866	1.881
Other current assets	1.939	1.485
Non-current assets	204.560	185.006
Long-term receivables	21.387	22.059
Trade and other receivables, net	4.908	5.492
Marketable securities	52	53
Judicial deposits	7.567	6.711
Deferred taxes	2.641	2.680
Other tax assets	3.490	3.540
Advances to suppliers	442	666
Other non-current assets	2.287	2.917
Investments	3.806	2.759
Property, plant and equipment	176.784	157.383
Intangible assets	2.583	2.805
Total assets	251.878	222.068

LIABILITIES - US$ million	06.30.2019	12.31.2018
Current liabilities	36.100	25.051
Trade payables	5.697	6.327
Finance debt	5.695	3.667
Lease liability	5.886	23
Taxes payable	4.409	3.767
Dividends payable	332	1.109
Short-term benefits	1.699	1.658
Pension and medical benefits	778	810
Provision for legal proceedings	2.962	3.482
Liabilities related to assets classified as held for sale	5.744	983
Agreement with US Authorities	0	783
Other current liabilities	2.898	2.442
Non-current liabilities	135.036	123.842
Finance debt	69.832	80.508
Lease liability	19.616	162
Income taxes payable	545	552
Deferred taxes	3.835	654
Pension and medical benefits	21.500	21.940
Provisions for legal proceedings	2.981	3.923
Provision for decommisioning costs	15.290	15.133
Other non-current liabilities	1.437	970
Shareholders´ equity	80.742	73.175
Share capital (net of share issuance costs)	107.101	107.101
Profit reserves and others	-27.872	-35.557
Non-controlling interests	1.513	1.631
Total liabilities and shareholders´ equity	251.878	222.068

Table 22 -Statement of Cash Flows – Consolidated

US$ million	2Q19	1Q19	2Q18	1H19	1H18
Cash flows from Operating activities
Net income for the period	4.935	1.125	2.688	6.060	4.884
Adjustments for:
Net income from discontinued operations	-77	-127	-73	-204	-149
Pension and medical benefits (actuarial expense)	524	546	508	1.070	1.073
Results of equity-accounted investments	-120	-131	-86	-251	-244
Depreciation, depletion and amortization	3.747	3.682	3.011	7.429	6.387
Impairment of assets (reversal)	27	-7	-49	20	-31
Allowance (reversals) for credit loss on trade and others receivables	12	26	275	38	411
Exploratory expenditure write-offs	14	50	57	64	65
(Gains)/losses on disposals/write-offs of assets	-4.859	-183	318	-5.042	-687
Foreign exchange, indexation and finance charges	1.981	2.279	1.808	4.260	4.444
Deferred income taxes, net	1.816	-132	97	1.684	242
Revision and unwinding of discount on the provision for decommissioning costs	202	209	166	411	349
Reclassification of cumulative translation adjustment and other comprehensive income	0	34	0	34	0
Inventory write-down (write-back) to net realizable value	31	-41	-1	-10	17
Gain on remeasurement of investment retained with loss of control	-546	0	0	-546	0
Decrease (Increase) in assets
Trade and other receivables, net	26	1.029	-1.991	1.055	-1.340
Inventories	-976	359	-1.476	-617	-1.894
Judicial deposits	-418	-667	-623	-1.085	-1.149
Escrow account - Class action agreement	36	-1.018	-98	-982	-1.102
Other assets	-416	-502	1.551	-918	1.115
Increase (Decrease) in liabilities
Trade payables	-231	-612	735	-843	276
Other taxes payable	1.193	-174	1.237	1.019	1.853
Pension and medical benefits	-311	-184	-323	-495	-515
Provisions for legal proceedings	-1.304	114	395	-1.190	586
Short-term benefits	-36	163	294	127	456
Other liabilities	436	-1.235	-801	-799	-320
Income taxes paid	-428	-181	-623	-609	-1.075
Net cash provided by operating activities from continuing operations	5.258	4.422	6.996	9.680	13.652
Operating discontinued activities	-32	288	104	256	298
Net cash provided by operating activities	5.226	4.710	7.100	9.936	13.950
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	-2.045	-1.577	-2.774	-3.622	-5.811
Investments in investees	-9	-1	-21	-10	-28
Proceeds from disposal of assets - Divestment	8.799	312	2.601	9.111	4.914
Divestment (Investment) in marketable securities	501	-26	-35	475	692
Dividends received	702	114	265	816	486
Net cash provided by investing activities from continuing operations	7.948	-1.178	36	6.770	253
Investing discontinued activities	-37	-14	-18	-51	32
Net cash (used in) provided by investing activities	7.911	-1.192	18	6.719	285
Cash flows from Financing activities
Investments by non-controlling interest	-30	-63	-49	-93	-84

Financing and loans, net:
Proceeds from financing	488	4.237	2.186	4.725	8.128
Repayment of principal	-2.219	-9.738	-10.437	-11.957	-23.929
Repayment of interest	-812	-1.537	-1.217	-2.349	-3.052
Repayment of lease liability	-1.368	-870	0	-2.238	0
Dividends paid to Shareholders of Petrobras	-1.006	0	-165	-1.006	-165
Dividends paid to non-controlling interests	-86	0	-85	-86	-85
Net cash used in financing activities from continuing operations	-5.033	-7.971	-9.767	-13.004	-19.187
Financing discontinued activities	-432	-63	-17	-495	-69
Net cash used in financing activities	-5.465	-8.034	-9.784	-13.499	-19.256
Effect of exchange rate changes on cash and cash equivalents	173	-22	-303	151	-501
Net increase (decrease) in cash and cash equivalents	7.845	-4.538	-2.969	3.307	-5.522
Cash and cash equivalents at the beginning of the period	9.361	13.899	19.966	13.899	22.519
Cash and cash equivalents at the end of the period	17.206	9.361	16.997	17.206	16.997

ATTACHMENT III: FINANCIAL STATEMENTS BY BUSINESS AREA

Table 23 - Consolidated Income by Segment – 1H-2019

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	24.044	32.810	5.783	115	524	0	-25.971	37.305
Intersegments	23.575	7.624	1.754	110	0	0	-25.971	7.092
Third parties	469	25.186	4.029	5	524	0	0	30.213
Cost of sales	-13.629	-30.030	-3.903	-122	-494	0	25.165	-23.013
Gross profit	10.415	2.780	1.880	-7	30	0	-806	14.292
Expenses	-1.126	-1.801	4.410	-9	120	-2.391	-19	-816
Selling expenses	-1	-953	-845	-1	-18	-3	-17	-1.838
General and administrative expenses	-154	-178	-74	-7	-4	-707	1	-1.123
Exploration costs	-274	0	0	0	0	0	0	-274
Research and development expenses	-198	-7	-7	0	0	-72	0	-284
Other taxes	-29	-36	-24	-2	-2	-66	0	-159
Other income and expenses	-470	-627	5.360	1	144	-1.543	-3	2.862
Operating income (loss)	9.289	979	6.290	-16	150	-2.391	-825	13.476
Net finance income (expense)	0	0	0	0	0	-4.422	0	-4.422
Results in equity-accounted investments	73	140	44	-5	0	-1	0	251
Income (loss) before income taxes	9.362	1.119	6.334	-21	150	-6.814	-825	9.305
Income taxes	-3.158	-333	-2.138	5	-51	1.946	280	-3.449
Net income (loss) from continuing operations	6.204	786	4.196	-16	99	-4.868	-545	5.856
Net income (loss) from descontinued operations	0	0	8	0	164	32	0	204
Net Income (Loss)	6.204	786	4.204	-16	263	-4.836	-545	6.060
Net income (loss) attributable to:
Shareholders of Petrobras	6.206	792	4.138	-16	217	-4.911	-545	5.881
Net income (loss) from continuing operations	6.206	792	4.132	-16	100	-4.934	-545	5.735
Net income (loss) from descontinued operations	0	0	6	0	117	23	0	146
Non-controlling interests	-2	-6	66	0	46	75	0	179
Net income (loss) from continuing operations	-2	-6	64	0	0	65	0	121
Net income (loss) from descontinued operations	0	0	2	0	46	10	0	58
	6.204	786	4.204	-16	263	-4.836	-545	6.060

Table 24 - Consolidated Income by Segment – 1H-2018

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	25.933	35.207	5.702	128	737	0	-27.352	40.355
Intersegments	24.888	7.813	1.812	118	-14	0	-27.352	7.265
Third parties	1.045	27.394	3.890	10	751	0	0	33.090
Cost of sales	-15.030	-30.759	-3.922	-119	-680	0	26.348	-24.162
Gross profit	10.903	4.448	1.780	9	57	0	-1.004	16.193
Expenses	-652	-1.270	-1.380	-11	-38	-2.891	-20	-6.262
Selling expenses	-41	-853	-1.069	-1	-34	-149	-14	-2.161
General and administrative expenses	-134	-200	-69	-10	-7	-738	-1	-1.159
Exploration costs	-298	0	0	0	0	0	0	-298
Research and development expenses	-221	-5	-10	0	0	-80	0	-316
Other taxes	-59	-60	-25	-2	-2	-86	0	-234
Other income and expenses	101	-152	-207	2	5	-1.838	-5	-2.094
Operating income (loss)	10.251	3.178	400	-2	19	-2.891	-1.024	9.931
Net finance income (expense)	0	0	0	0	0	-3.035	0	-3.035
Results in equity-accounted investments	3	222	27	-9	0	1	0	244
Income (loss) before income taxes	10.254	3.400	427	-11	19	-5.925	-1.024	7.140
Income taxes	-3.485	-1.081	-136	1	-6	1.954	348	-2.405
Net income (loss) from continuing operations	6.769	2.319	291	-10	13	-3.971	-676	4.735
Net income (loss) from descontinued operations	0	0	8	0	147	-6	0	149
Net Income (Loss)	6.769	2.319	299	-10	160	-3.977	-676	4.884
Net income (loss) attributable to:
Shareholders of Petrobras	6.772	2.399	224	-10	117	-3.887	-676	4.939
Net income (loss) from continuing operations	6.772	2.399	216	-10	13	-3.881	-676	4.833
Net income (loss) from descontinued operations	0	0	8	0	104	-6	0	106
Non-controlling interests	-3	-80	75	0	43	-90	0	-55
Net income (loss) from continuing operations	-3	-80	75	0	0	-90	0	-98
Net income (loss) from descontinued operations	0	0	0	0	43	0	0	43
	6.769	2.319	299	-10	160	-3.977	-676	4.884

Table 25 - Quarterly Consolidated Income by Segment – 2Q-2019

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	12.660	16.675	2.575	55	223	0	-13.686	18.502
Intersegments	12.522	3.937	826	53	8	0	-13.686	3.660
Third parties	138	12.738	1.749	2	215	0	0	14.842
Cost of sales	-6.825	-15.125	-1.602	-60	-214	0	13.026	-10.800
Gross profit	5.835	1.550	973	-5	9	0	-660	7.702
Expenses	-566	-1.184	4.909	-5	-8	-954	-9	2.183
Selling expenses	-1	-489	-428	-1	-6	-1	-9	-935
General and administrative expenses	-83	-94	-38	-3	-2	-340	1	-559
Exploration costs	-100	0	0	0	0	0	0	-100
Research and development expenses	-105	-3	-2	0	0	-36	0	-146
Other taxes	-8	-15	-8	-1	-1	-33	0	-66
Other income and expenses	-269	-583	5.385	0	1	-544	-1	3.989
Operating income (loss)	5.269	366	5.882	-10	1	-954	-669	9.885
Net finance income (expense)	0	0	0	0	0	-2.187	0	-2.187
Results in equity-accounted investments	37	48	40	-4	0	-1	0	120
Income (loss) before income taxes	5.306	414	5.922	-14	1	-3.142	-669	7.818
Income taxes	-1.791	-125	-1.999	3	-1	726	227	-2.960
Net income (loss) from continuing operations	3.515	289	3.923	-11	0	-2.416	-442	4.858
Net income (loss) from descontinued operations	0	0	4	0	58	15	0	77
Net Income (Loss)	3.515	289	3.927	-11	58	-2.401	-442	4.935
Net income (loss) attributable to:
Shareholders of Petrobras	3.516	286	3.890	-11	43	-2.471	-442	4.811
Net income (loss) from continuing operations	3.516	286	3.887	-11	2	-2.482	-442	4.756
Net income (loss) from descontinued operations	0	0	3	0	41	11	0	55
Non-controlling interests	-1	3	37	0	15	70	0	124
Net income (loss) from continuing operations	-1	3	36	0	0	64	0	102
Net income (loss) from descontinued operations	0	0	1	0	15	6	0	22
	3.515	289	3.927	-11	58	-2.401	-442	4.935

Table 26 - Quarterly Consolidated Income by Segment – 1Q-2019

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	11.384	16.135	3.208	60	301	0	-12.285	18.803
Intersegments	11.053	3.687	928	57	-8	0	-12.285	3.432
Third parties	331	12.448	2.280	3	309	0	0	15.371
Cost of sales	-6.804	-14.905	-2.301	-62	-280	0	12.139	-12.213
Gross profit	4.580	1.230	907	-2	21	0	-146	6.590
Expenses	-560	-617	-499	-4	128	-1.437	-10	-2.999
Selling expenses	0	-464	-417	0	-12	-2	-8	-903
General and administrative expenses	-71	-84	-36	-4	-2	-367	0	-564
Exploration costs	-174	0	0	0	0	0	0	-174
Research and development expenses	-93	-4	-5	0	0	-36	0	-138
Other taxes	-21	-21	-16	-1	-1	-33	0	-93
Other income and expenses	-201	-44	-25	1	143	-999	-2	-1.127
Operating income (loss)	4.020	613	408	-6	149	-1.437	-156	3.591
Net finance income (expense)	0	0	0	0	0	-2.235	0	-2.235
Results in equity-accounted investments	36	92	4	-1	0	0	0	131
Income (loss) before income taxes	4.056	705	412	-7	149	-3.672	-156	1.487
Income taxes	-1.367	-208	-139	2	-50	1.220	53	-489
Net income (loss) from continuing operations	2.689	497	273	-5	99	-2.452	-103	998
Net income (loss) from descontinued operations	0	0	4	0	106	17	0	127
Net Income (Loss)	2.689	497	277	-5	205	-2.435	-103	1.125
Net income (loss) attributable to:
Shareholders of Petrobras	2.690	506	248	-5	174	-2.440	-103	1.070
Net income (loss) from continuing operations	2.690	506	245	-5	98	-2.452	-103	979
Net income (loss) from descontinued operations	0	0	3	0	76	12	0	91
Non-controlling interests	-1	-9	29	0	31	5	0	55
Net income (loss) from continuing operations	-1	-9	28	0	0	1	0	19
Net income (loss) from descontinued operations	0	0	1	0	31	4	0	36
	2.689	497	277	-5	205	-2.435	-103	1.125

Table 27 - Other Income and Expenses by Segment – 1H-2019

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	-623	-12	-74	0	0	0	0	-709
Pension and medical benefits - retirees	0	0	0	0	0	-703	0	-703
Gains / (losses) related to legal, administrative and arbitration proceedings	37	-230	14	0	0	-387	0	-566
Gains/(losses) with Commodities Derivatives	0	0	0	0	0	-378	0	-378
Provision for Variable Compensation Program	-84	-44	-7	0	0	-70	0	-205
Voluntary Separation Incentive Plan - PIDV	-34	-31	-2	0	0	-18	0	-85
Operating expenses with thermoelectric power plants	0	0	-73	0	0	0	0	-73
Institutional relations and cultural projects	0	-2	0	0	0	-70	0	-72
Health, safety and environment	-11	-4	-2	0	0	-16	0	-33
Reclassification of cumulative translation adjustments - CTA	0	0	0	0	0	-34	0	-34
Profit sharing	-1	-20	-2	0	0	-2	0	-25
Impairment	283	-303	0	0	0	0	0	-20
Allowance for impairment of other receivables	-2	2	3	0	0	-15	0	-12
Equalization of expenses - Production Individualization Agreements	-9	0	0	0	0	0	0	-9
Ship/Take or Pay agreements	1	26	20	0	0	0	0	47
Government grants	4	1	32	1	0	20	0	58
Amounts recovered from Lava Jato investigation	7	0	0	0	0	72	0	79
Expenses/Reimbursements from E&P partnership operations	96	0	0	0	0	0	0	96
Gain on remeasurement of investment retained with loss of control	0	0	546	0	0	0	0	546
Gains / (losses) on disposal/write-offs of assets	-48	31	4.918	0	142	-1	0	5.042
Others	-86	-41	-13	0	2	59	-3	-82
	-470	-627	5.360	1	144	-1.543	-3	2.862

Table 28 - Other Income and Expenses by Segment – 1H-2018

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	-445	-13	-56	0	0	-2	0	-516
Pension and medical benefits - retirees	0	0	0	0	0	-745	0	-745
Gains / (losses) related to legal, administrative and arbitration proceedings	-74	-69	-130	0	0	-525	0	-798
Gains/(losses) with Commodities Derivatives	0	0	0	0	0	-559	0	-559
Provision for Variable Compensation Program	0	0	0	0	0	0	0	0
Voluntary Separation Incentive Plan - PIDV	0	1	0	0	0	0	0	1
Operating expenses with thermoelectric power plants	0	0	-51	0	0	0	0	-51
Institutional relations and cultural projects	0	-2	0	0	-1	-69	0	-72
Reclassification of cumulative translation adjustments - CTA	0	0	0	0	0	0	0	0
Health, safety and environment	-16	-8	0	0	0	-17	0	-41
Profit sharing	-136	-66	-11	0	0	-106	0	-319
Impairment	0	49	-18	0	0	0	0	31
Allowance for impairment of other receivables	2	-16	7	0	0	-16	0	-23
Equalization of expenses - Production Individualization Agreements	0	0	0	0	0	0	0	0
Ship/Take or Pay agreements	0	13	5	0	0	-1	0	17
Government grants	1	1	14	1	0	24	0	41
Amounts recovered from Lava Jato investigation	0	0	0	0	0	0	0	0
Expenses/Reimbursements from E&P partnership operations	135	0	0	0	0	0	0	135
Gain on remeasurement of investment retained with loss of control	0	0	0	0	0	0	0	0
Gains / (losses) on disposal/write-offs of assets	663	-1	-2	0	0	27	0	687
Others	-29	-41	35	1	6	151	-5	118
	101	-152	-207	2	5	-1.838	-5	-2.094

Table 29 - Other Income and Expenses by Segment – 2Q-2019

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	-353	-2	-33	0	0	1	0	-387
Pension and medical benefits - retirees	0	0	0	0	0	-345	0	-345
Gains / (losses) related to legal, administrative and arbitration proceedings	45	-214	11	0	0	-54	0	-212
Gains/(losses) with Commodities Derivatives	0	0	0	0	0	-153	0	-153
Provision for Variable Compensation Program	-41	-25	-4	0	0	-36	0	-106
Voluntary Separation Incentive Plan - PIDV	-34	-31	-2	0	0	-18	0	-85
Operating expenses with thermoelectric power plants	0	0	-39	0	0	0	0	-39
Institutional relations and cultural projects	0	-1	0	0	0	-31	0	-32
Reclassification of cumulative translation adjustments - CTA	0	0	0	0	0	0	0	0
Health, safety and environment	-5	-2	-1	0	0	-8	0	-16
Profit sharing	0	-18	-1	0	0	-2	0	-21
Impairment	210	-237	0	0	0	0	0	-27
Allowance for impairment of other receivables	-4	2	0	0	0	-14	0	-16
Equalization of expenses - Production Individualization Agreements	-9	0	0	0	0	0	0	-9
Ship/Take or Pay agreements	0	15	32	0	0	0	0	47
Government grants	3	0	14	1	0	12	0	30
Amounts recovered from Lava Jato investigation	7	0	0	0	0	72	0	79
Expenses/Reimbursements from E&P partnership operations	46	0	0	0	0	0	0	46
Gain on remeasurement of investment retained with loss of control	0	0	546	0	0	0	0	546
Gains / (losses) on disposal/write-offs of assets	-42	-10	4.912	0	0	-1	0	4.859
Others	-92	-60	-50	-1	1	33	-1	-170
	-269	-583	5.385	0	1	-544	-1	3.989

Table 30 - Other Income and Expenses by Segment – 1Q-2019

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	-270	-10	-41	0	0	-1	0	-322
Pension and medical benefits - retirees	0	0	0	0	0	-358	0	-358
Gains / (losses) related to legal, administrative and arbitration proceedings	-8	-16	3	0	0	-333	0	-354
Gains/(losses) with Commodities Derivatives	0	0	0	0	0	-225	0	-225
Provision for Variable Compensation Program	-43	-19	-3	0	0	-34	0	-99
Voluntary Separation Incentive Plan - PIDV	0	0	0	0	0	0	0	0
Operating expenses with thermoelectric power plants	0	0	-34	0	0	0	0	-34
Institutional relations and cultural projects	0	-1	0	0	0	-39	0	-40
Reclassification of cumulative translation adjustments - CTA	0	0	0	0	0	-34	0	-34
Health, safety and environment	-6	-2	-1	0	0	-8	0	-17
Profit sharing	-1	-2	-1	0	0	0	0	-4
Impairment	73	-66	0	0	0	0	0	7
Allowance for impairment of other receivables	2	0	3	0	0	-1	0	4
Equalization of expenses - Production Individualization Agreements	0	0	0	0	0	0	0	0
Ship/Take or Pay agreements	1	11	-12	0	0	0	0	0
Government grants	1	1	18	0	0	8	0	28
Amounts recovered from Lava Jato investigation	0	0	0	0	0	0	0	0
Expenses/Reimbursements from E&P partnership operations	50	0	0	0	0	0	0	50
Gain on remeasurement of investment retained with loss of control	0	0	0	0	0	0	0	0
Gains / (losses) on disposal/write-offs of assets	-6	41	6	0	142	0	0	183
Others	6	19	37	1	1	26	-2	88
	-201	-44	-25	1	143	-999	-2	-1.127

Table 31 - Consolidated Assets by Segment – 06.30.2019

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	154.125	46.303	13.836	217	5.054	36.131	-3.788	251.878

Current assets	7.069	12.022	1.751	78	4.976	25.507	-4.085	47.318
Non-current assets	147.056	34.281	12.085	139	78	10.624	297	204.560
Long-term receivables	7.241	3.635	1.559	2	0	8.614	336	21.387
Investments	618	1.507	1.629	46	0	6	0	3.806
Property, plant and equipment	137.107	28.982	8.723	91	42	1.878	-39	176.784
Operating assets	120.958	25.689	6.051	89	42	1.754	-39	154.544
Assets under construction	16.149	3.293	2.672	2	0	124	0	22.240
Intangible assets	2.090	157	174	0	36	126	0	2.583

Table 32 - Consolidated Assets by Segment – 12.31.2018

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	132.313	44.083	15.609	216	5.140	28.168	-3.461	222.068

Current assets	5.324	11.964	2.027	79	2.575	18.750	-3.657	37.062
Non-current assets	126.989	32.119	13.582	137	2.565	9.418	196	185.006
Long-term receivables	8.115	3.286	1.525	2	837	8.059	235	22.059
Investments	650	1.303	757	45	0	4	0	2.759
Property, plant and equipment	116.153	27.356	11.057	90	1.529	1.237	-39	157.383
Operating assets	93.172	24.347	8.517	89	1.313	1.058	-39	128.457
Assets under construction	22.981	3.009	2.540	1	216	179	0	28.926
Intangible assets	2.071	174	243	0	199	118	0	2.805

Table 33 - Reconciliation of Adjusted EBITDA by Segment – 1H-2019

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	6.204	786	4.196	-16	97	-4.866	-545	5.856
Net finance income (expense)	0	0	0	0	0	4.422	0	4.422
Income taxes	3.158	333	2.138	-5	51	-1.946	-280	3.449
Depreciation, depletion and amortization	5.744	1.223	342	2	2	116	0	7.429
EBITDA	15.106	2.342	6.676	-19	150	-2.274	-825	21.156
Results in equity-accounted investments	-73	-140	-44	5	0	1	0	-251
Impairment	-283	303	0	0	0	0	0	20
Reclassification of cumulative translation adjustment - CTA	0	0	0	0	0	34	0	34
Gains and losses on disposal/write-offs of assets	48	-31	-5.464	0	-142	1	0	-5.588
Foreign exchange gains or losses on provisions for legal proceedings	0	0	0	0	0	-21	0	-21
Adjusted EBITDA from continuing operations	14.798	2.474	1.168	-14	8	-2.259	-825	15.350
Adjusted EBITDA from descontinued operations	0	0	7	0	232	31	0	270
Adjusted EBITDA	14.798	2.474	1.175	-14	240	-2.228	-825	15.620

Table 34 - Reconciliation of Adjusted EBITDA by Segment – 1H-2018

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	6.769	2.319	291	-10	13	-3.971	-676	4.735
Net finance income (expense)	0	0	0	0	0	3.035	0	3.035
Income taxes	3.485	1.081	136	-1	6	-1.954	-348	2.405
Depreciation, depletion and amortization	4.847	1.130	332	3	7	68	0	6.387
EBITDA	15.101	4.530	759	-8	26	-2.822	-1.024	16.562
Results in equity-accounted investments	-3	-222	-27	9	0	-1	0	-244
Impairment	0	-49	18	0	0	0	0	-31
Reclassification of cumulative translation adjustment - CTA	0	0	0	0	0	0	0	0
Gains and losses on disposal/write-offs of assets	-663	1	2	0	0	-27	0	-687
Foreign exchange gains or losses on provisions for legal proceedings	0	0	0	0	0	441	0	441
Adjusted EBITDA from continuing operations	14.435	4.260	752	1	26	-2.409	-1.024	16.041
Adjusted EBITDA from descontinued operations	0	0	12	0	285	-54	0	243
Adjusted EBITDA	14.435	4.260	764	1	311	-2.463	-1.024	16.284

Table 35 - Reconciliation of Adjusted EBITDA by Segment – 2Q-2019

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	3.515	289	3.923	-11	0	-2.416	-442	4.858
Net finance income (expense)	0	0	0	0	0	2.187	0	2.187
Income taxes	1.791	125	1.999	-3	1	-726	-227	2.960
Depreciation, depletion and amortization	2.936	599	157	1	1	53	0	3.747
EBITDA	8.242	1.013	6.079	-13	2	-902	-669	13.752
Results in equity-accounted investments	-37	-48	-40	4	0	1	0	-120
Impairment	-210	237	0	0	0	0	0	27
Reclassification of cumulative translation adjustment - CTA	0	0	0	0	0	0	0	0
Gains and losses on disposal/write-offs of assets	42	10	-5.458	0	0	1	0	-5.405
Foreign exchange gains or losses on provisions for legal proceedings	0	0	0	0	0	-36	0	-36
Adjusted EBITDA from continuing operations	8.037	1.212	581	-9	2	-936	-669	8.218
Adjusted EBITDA from descontinued operations	0	0	2	0	39	67	0	108
Adjusted EBITDA	8.037	1.212	583	-9	41	-869	-669	8.326

Table 36 - Reconciliation of Adjusted EBITDA by Segment – 1Q-2019

US$ million	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	2.689	497	273	-5	99	-2.452	-103	998
Net finance income (expense)	0	0	0	0	0	2.235	0	2.235
Income taxes	1.367	208	139	-2	50	-1.220	-53	489
Depreciation, depletion and amortization	2.808	624	185	1	1	63	0	3.682
EBITDA	6.864	1.329	597	-6	150	-1.374	-156	7.404
Results in equity-accounted investments	-36	-92	-4	1	0	0	0	-131
Impairment	-73	66	0	0	0	0	0	-7
Reclassification of cumulative translation adjustment - CTA	0	0	0	0	0	34	0	34
Gains and losses on disposal/write-offs of assets	6	-41	-6	0	-142	0	0	-183
Foreign exchange gains or losses on provisions for legal proceedings	0	0	0	0	0	15	0	15
Adjusted EBITDA from continuing operations	6.761	1.262	587	-5	8	-1.325	-156	7.132
Adjusted EBITDA from descontinued operations	0	0	5	0	193	-36	0	162
Adjusted EBITDA	6.761	1.262	592	-5	201	-1.361	-156	7.294

ATTACHEMENT IV - GLOSSARY

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

supports leverage management.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets, investments in investees and dividends received.. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer